GAMCO Asset Management, Inc.
One Corporate Center
Suite 1900
Rye, New York 10580-1435-1422

March 9, 2009

Gaylord Entertainment Company
One Gaylord Drive
Nashville, Tennessee 37214
Attn: Carter Todd, Esq.

Ladies and Gentlemen:

This letter constitutes the agreement (the *"Agreement"*) between Gaylord Entertainment Company (the *"Company"*) on the one hand, and GAMCO Asset Management, Inc. (*"GAMCO"*), with respect to the matters set forth below:

1.   **Board Matters.** The Company agrees that the Company and the Company's Board of Directors (the *"Board"*) will increase the size of the Board to eleven directors, and will cause the slate of nominees standing for election, and recommended by the Board, at the 2009 annual meeting of shareholders of the Company (the *"2009 Annual Meeting"*) to include (i) seven incumbent directors (the *"Incumbent Nominees"*), (ii) each of Glenn Angiolillo and Robert S. Prather, Jr. (the *"GAMCO Nominees"*) and (iii) two other independent directors satisfactory to the Company and another holder of Company common stock (such four directors, together with the seven incumbent directors, the *"2009 Nominees"*). GAMCO will, and will cause each of its controlled affiliates to, vote all shares of Voting Securities that it is entitled to vote at the 2009 Annual Meeting in favor of the election of each of the 2009 Nominees (including the GAMCO Nominees) at the 2009 Annual Meeting. GAMCO will use its reasonable best efforts to cause the GAMCO Nominees to cooperate fully with the Company in connection with the Company's process for selecting, evaluating and appointing directors to serve on the Board. If, prior to the 2010 annual meeting of shareholders of the Company, either Glenn Angiolillo and Robert S. Prather, Jr. (or any replacement thereof) (each, a *"GAMCO Nominee"*) is unable or unwilling to serve as a director, then GAMCO (and no other person, group, or entity) shall select a replacement director, and the Company shall take any and all action to fill such vacancy with such replacement director, subject to the reasonable determination of the Nominating and Corporate Governance Committee that any proposed replacement meets the independence and qualification standards with respect to serving as a director. The Company represents and warrants the execution, delivery and performance of this Agreement will not cause a default or event of default under any material agreement to which the Company or any of its subsidiaries is a party.

2.   **Withdrawal of Nominations; Termination of Proxy Solicitation.** GAMCO has submitted to the Company notice by letters dated February 3, 2009, and February 5, 2009 (collectively, the *"Notice"*) of its intention to nominate four individuals for election to the Board at the 2009 Annual Meeting. Subject to the Company's compliance with Section 1 hereof, GAMCO hereby withdraws these director nominations and the related Notice. Concurrently with the execution of this Agreement, GAMCO will cease, and will cause all of its controlled affiliates to cease, any and all efforts with respect to any proxy solicitation in connection with such nominations, except as provided in Section 1.

3.   **Role of GAMCO Nominees.** The Company agrees that each of the GAMCO Nominees, upon election or appointment to the Board, will serve as an integral member of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, fiduciary duties, trading and disclosure policies, and other governance guidelines, and will have the same rights and benefits, including with respect to insurance coverage, indemnification and contribution rights, exculpation, advancement of expenses, and compensation and fees, access to personnel and information as are applicable to all independent directors of the Company. So long as any GAMCO Nominee is a member of the Board, the Company will appoint a GAMCO Nominee to each committee of the Board.

4.   **Rights Agreement.** The Company represents and warrants that it has amended and restated, subject to the execution of this Agreement, that certain Rights Agreement, dated August 12, 2008, by and between the Company and Computershare Trust Company, N.A. (the "*Rights Agreement*"), in order to permit a "qualified offer," as such term will be defined in the amended and restated Rights Agreement, and to increase the triggering ownership percentage under the Rights Agreement to 22% of the outstanding shares of common stock of the Company. A copy of the Rights Agreement, as so amended, is attached hereto as Exhibit A. Effective upon the amendment to the Rights Agreement, GAMCO hereby withdraws its stockholder proposal, dated August 18, 2008, recommending redemption of the rights issued pursuant to the Rights Agreement. To the best of the Company's knowledge, the Rights Agreement has not been triggered on or before the execution of this Agreement.

5.   **Indemnification.** In connection with the GAMCO Nominees' indemnification rights, the Company agrees to pay all expenses (including attorney's fees) incurred by a GAMCO Nominee, who, at the time of such action, suit or proceeding, is a former director, to the same extent as if he or she was a present director of the Company.

6.   **Press Release.** A copy of the press release to be issued immediately after the execution of this Agreement is attached hereto as Exhibit B. The Company shall consult with GAMCO before issuing any other press release with respect to this Agreement or any GAMCO Nominee.

7.   **Specific Performance.** Each of GAMCO and the Company acknowledges and agrees that irreparable injury to the other party to this Agreement would occur in the event any provision of this Agreement was not performed in accordance with its specific terms. It is accordingly agreed that GAMCO and the Company will each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms of this Agreement, and in either case no bond or other security shall be required in connection therewith.

8.   **Governing Law; Entire Agreement.** This Agreement, and any claim arising out of, relating to or associated with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles or any other principle that could require the application of the laws of any other jurisdiction. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof.

GAMCO ASSET MANAGEMENT, INC.

By: _____
Name: Peter D. Goldstein
Title: Director of Regulatory Affairs

Accepted and agreed:

GAYLORD ENTERTAINMENT COMPANY



By: _____
Name: Carter R. Todd
Title: Executive Vice President, General Counsel
          And Secretary

7586143.9

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